UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5784H106		13D

1	Names of Reporting Persons Kevin Glazer Irrevocable Exempt Family Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,899,366

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,899,366

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,899,366

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 34.0%

14	Type of Reporting Person OO

CUSIP No. G5784H106		13D

1	Names of Reporting Persons Kevin E. Glazer

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,899,366

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,899,366

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,899,366

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 34.0%

14	Type of Reporting Person IN

CUSIP No. G5784H106		13D

1	Names of Reporting Persons KEGT Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,765,392

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,765,392

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,765,392

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.5%

14	Type of Reporting Person OO (limited liability company)

CUSIP No. G5784H106	13D

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 23, 2013 (as amended to date, the “Statement”), relating to Class A ordinary shares, par value $0.0005 per share (the “Class A ordinary shares”) of Manchester United plc, a Cayman Islands company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.         Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by inserting the following information:

As of October 1, 2019, the previously disclosed security interest in the Class B ordinary shares is no longer in effect.

CUSIP No. G5784H106	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2019

Kevin Glazer Irrevocable Exempt Family Trust

	By:	/s/ Kevin E. Glazer
	Name:	Kevin E. Glazer
	Title:	Trustee

Kevin E. Glazer

/s/ Kevin E. Glazer
Name: Kevin E. Glazer

KEGT Holdings LLC

	By:	Kevin Glazer Irrevocable Exempt Family Trust, its sole member

	By:	/s/ Kevin E. Glazer
	Name:	Kevin E. Glazer
	Title:	Trustee